Hancock Jaffe Laboratories, Inc.

70 Doppler

Irvine, CA 92618

August 10, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Laura Crotty

Re:	Hancock Jaffe Laboratories, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed July 24, 2020

File No. 001-38325

Dear Ms. Crotty,

Hancock Jaffe Laboratories, Inc. (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 7, 2020 regarding the Preliminary Proxy Statement on Schedule 14A filed by the Company on July 24, 2020 (the “Proxy”). For the Staff’s convenience, the Company has repeated below the Staff’s comment in bold, and has followed such comment with the Company’s response.

Preliminary Proxy Statement filed July 24, 2020

Proposal No. 1: The Authorized Share Proposal, page 8

1.	We note one of the reasons listed for the proposal to increase the number of authorized shares is that the company does not have a sufficient amount of authorized shares to issue additional stock in connection with a potential merger between the company and Catheter Precision, Inc., as described in a non-binding letter of intent between the parties, dated May 22, 2020. No further information is provided regarding this transaction and the letter of intent has not been filed as a material agreement to date. Note A to Schedule 14A provides that where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants' security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition. Under those facts, information required by Items 11, 13 and 14 shall be furnished. Please advise us whether the company's shareholders will have a separate opportunity to vote on the Catheter Precision transaction. If not, please revise the proxy statement to include the additional disclosure required.

In the event that the Company signs a definitive merger agreement with Catheter Precision, Inc. (“Catheter Precision”), the Company intends to file a registration statement on Form S-4, which will include a proxy statement/prospectus. The Company contemplates that such proxy statement/prospectus will constitute (i) a prospectus of the Company under Section 5 of the Securities Act of 1933, as amended, with respect to the shares of common stock of the Company to be issued to stockholders of Catheter Precision pursuant to the merger and (ii) a proxy statement for the Company’s stockholders under Section 14(a) of the Securities Exchange Act of 1934, as amended, in connection with a special meeting of the Company’s stockholders (the “Special Meeting”). At the Special Meeting, the Company’s stockholders will be asked to approve the issuance of shares of the Company’s common stock in the merger. Therefore, the Company’s stockholders will have a separate opportunity to vote on matters related to the potential merger transaction with Catheter Precision that is described in the non-binding letter of intent between the Company and Catheter Precision dated May 22, 2020.

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Securities and Exchange Commission

August 10, 2020

The Company thanks the Staff for its review of the foregoing. If you have further comments, the Company asks that you forward them by electronic mail to its counsel, Matthew Bernstein, Esq. at mbernstein@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Robert Berman
Robert Berman Chief Executive Officer

cc:	Matthew Bernstein, Esq.
Ellenoff Grossman & Schole LLP